UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

Share Purchase Agreement

On December 16, 2024, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), entered into a Share Purchase Agreement with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”) (the “Share Purchase Agreement”) in connection with setting up certain share subscription facility (the “Share Subscription Facility”). Pursuant to the Share Purchase Agreement, GEM has agreed to purchase up to $50,000,000 (the “Aggregate Limit”) of the Company’s Class A ordinary shares (the “Ordinary Shares”) over a three-year period commencing on December 16, 2024 (the “Investment Period”). Under the Share Purchase Agreement, the Company may, by delivering a Draw Down Notice (as defined in the Share Purchase Agreement) direct GEM to purchase the Ordinary Shares in an amount up to 700% of the average daily trading volume for the thirty (30) trading days immediately preceding the date the Draw Down Notice is delivered, and in connection with each Draw Down (as defined in the Share Purchase Agreement), GEM shall have the option to purchase Ordinary Shares with a Draw Down Amount (as defined in the Share Purchase Agreement) equal to between 50% and 150% of the Draw Down Amount requested. GEM is not obligated to purchase any Ordinary Shares which would result in GEM beneficially owning, directly or indirectly, at the time of the proposed issuance, more than 9.99% of the Ordinary Shares issued and outstanding. GEM will pay a purchase price per share equal to 90% of the average market closing price of the Ordinary Shares during the thirty (30) consecutive trading days commencing with the first trading day on which a Draw Down Notice is delivered (the “Draw Down Pricing Period”).

The Share Purchase Agreement contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties.

Additionally, the Company issued a warrant with a 36-month term to GYBL on December 16, 2024 (the “GEM Warrant”) granting GYBL the right to purchase 467,800 Ordinary Shares at an initial exercise price of $3.95 per Ordinary Share, adjust to certain adjustments. Any failure by us to timely transfer the shares under the warrant pursuant to GYBL’s exercise will entitle GYBL to compensation in addition to other remedies. The number of shares underlying the warrant as well as the strike price is subject to adjustments for recapitalizations, reorganizations, change of control, stock split, stock dividend and reverse stock splits.

Registration Rights Agreement

On December 16, 2024, the Company also entered into a Registration Rights Agreement with GEM (the “Registration Rights Agreement”, together with the Share Purchase Agreement, the “GEM Agreements”). Pursuant to the GEM Agreements, the Company is required to, as soon as practicable but no later than 30 calendar days following December 16, 2024 (the “Filing Deadline”), file with the SEC a registration statement registering the resale of the Ordinary Shares that GEM and GYBL are entitled to receive pursuant to the Registration Rights Agreement or the GEM Warrant as described above, respectively, including any securities issued or issuable upon any share split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 45th calendar day following the filing of the registration statement and (ii) the 5th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Each of GEM and GYBL represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Regulation D under the Securities Act), and the Company will rely upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder when issuing Ordinary Shares of Common Stock under the Share Purchase Agreement.

The foregoing descriptions of the Share Purchase Agreement, Registration Rights Agreement and GEM Warrant do not purport to be complete and are qualified in its entirety by reference to the complete text of the Share Purchase Agreement, Registration Rights Agreement and GEM Warrant, which are filed herewith as Exhibits 10.1, 10.2 and 4.1, respectively, and incorporated herein by reference.

Investor Waiver Agreement

As previously reported on Form 6-K filed with the SEC on September 23, 2024, on September 23, 2024, the Company entered into entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Noteholder”), in connection with certain convertible promissory note (the “Note”) that the Noteholder purchased from the Company. The Noteholder holds certain rights in participating in certain subsequent equity sales of the Company, pursuant to the Sections 4.12 and 4.13 of Securities Purchase Agreement.

On December 16, 2024, the Company entered into a waiver agreement (the “Waiver Agreement”) with the Noteholder in connection with the Share Subscription Facility. Pursuant to the Waiver Agreement, in connection with the Share Subscription Facility, the Noteholder agreed to waive its rights arising under the Securities Purchase Agreement and the Note in connection with the Share Subscription Facility, including, without limitation, the Sections 4.12 and 4.13 of Securities Purchase Agreement and Sections 2.1(u) and 4.1(q) of the Note, and the Company agreed to issue warrants to purchase 240,000 Ordinary Shares of Company to the Noteholder (the “Waiver Warrant”), and the Waiver Warrant is exercisable at an initial exercise price of $2.8144 per Ordinary Share, adjust to applicable adjustments.

The foregoing description of the Warrant Agreement and Waiver Warrant do not purport to be complete and are qualified in their entireties by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 10.3 and 4.2, respectively, are incorporated herein by reference.

Unregistered Sales of Equity Securities

Based in part upon the representations of GEM, GYBL and the Noteholder in the Securities Purchase Agreement, the placement and sale of the Warrants was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder and corresponding provisions of state securities or “blue sky” laws.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-1 (Registration No. 333-282423), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
4.1*+	Form of Class A Ordinary Shares Purchase Warrant Issued to GEM
4.2*+	Form of Class A Ordinary Shares Purchase Warrant Issued to Noteholder
10.1*	Share Purchase Agreement by and among GEM, GYBL, and Company
10.2*	Registration Rights Agreement by and among GEM, GYBL, and Company
10.3*	Waiver Agreement dated December 10, 2024 by and between the Company and Noteholder

*	Filed herewith.
+	Certain exhibits and schedules have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: December 20, 2024	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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